Exhibit (d)(4)

September 1, 2015

Daegis Inc.

600 E. Las Colinas Blvd.

Suite 1500

Irving, Texas 75039

Attention: Steven D. Whiteman, Chairman of the Board

Dear Mr. Whiteman:

This letter agreement (this “Letter Agreement”) sets forth certain understandings between Open Text Corporation (“Purchaser”) and Daegis Inc. (the “Company”) with respect to discussions between the parties relating to a possible acquisition of the Company by Purchaser (the “Transaction”).

1. In consideration for the time, effort and expense anticipated to be incurred by Purchaser in connection with pursuing the Transaction, from the date hereof until 11:59 p.m. New York time on October 6, 2015 (the “Exclusivity Period”) the Company shall not, and shall cause its affiliates, directors, trustees, officers, employees, advisors, attorneys, accountants, consultants, financial advisors and other representatives (each, a “Representative”) not to, directly or indirectly, (a) initiate, solicit, facilitate or encourage any inquiries, discussions or proposals regarding (including by providing any information to any person or entity for the purpose of making, evaluating, or determining whether to make or pursue, any inquiries or proposals with respect to), (b) continue, propose, enter into or participate in any way in negotiations or discussions with respect to, or (c) enter into any letter of intent, agreement in principle, acquisition agreement or other agreement or understanding providing for, any Alternative Transaction (as defined below). The Exclusivity Period may be extended as agreed to by the parties hereto, with it being understood and agreed that such period shall be automatically extended so that it expires at 11:59 p.m. New York time on October 13, 2015 if Purchaser as of October 6, 2015 is continuing its good faith efforts to enter into a Transaction. The Company will promptly notify Purchaser of, and communicate to Purchaser the terms of any inquiry, discussion or proposal regarding any Alternative Transaction, including the identity of the relevant third party. The term “Alternative Transaction” means, other than any transaction involving Purchaser, any (i) direct or indirect acquisition or purchase by any person or entity (by merger, consolidation, or otherwise) of greater than 10% of the voting securities of, or equity interest in, the Company, or any of its subsidiaries, (ii) sale of greater than 10% of the assets of the Company and its subsidiaries, taken as a whole, or (iii) any other transaction that would reasonably be expected to result in a material and adverse effect on the ability of the Company to consummate the Transaction.

2. Purchaser and the Company understand and agree that no contract or agreement providing for the Transaction shall be deemed to exist, directly or indirectly, between them unless and until a definitive written agreement providing for the Transaction has been executed and delivered by the parties thereto. The parties to this Letter Agreement also agree that, unless and until a final definitive agreement providing for the Transaction has been executed and delivered, neither of them will be under any legal obligation of any kind whatsoever with respect to such a Transaction by virtue of this Letter Agreement except for the matters specifically agreed to in this Letter Agreement.

3. The provisions of this Letter Agreement cannot be amended or waived except with the written consent of both parties hereto, or in the case of a waiver, the written consent of the party against whom such waiver would be sought to be enforced. If any term, provision, covenant or restriction of this Letter Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Letter Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

4. The Company, in its sole discretion, may terminate this Letter Agreement with 3 days’ notice to Purchaser on or after any date on which Purchaser proposes a purchase price of less than reflected in the letter dated August 28, 2015 from Purchaser to the Board of Directors.

5. This Letter Agreement and any dispute arising out of, relating to or in connection with this Letter Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to the principles of conflict of laws thereof that would require the application of the law of a different jurisdiction. The parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Letter Agreement in the courts of the State of Delaware or in any Federal court located in such borough, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

6. The Company and Purchaser each acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Letter Agreement by the other party hereto (the “Breaching Party”) and that any such breach would cause the Company or Purchaser (in the capacity as the party other than the Breaching Party, the “Aggrieved Party”) irreparable harm. Accordingly, the Company and Purchaser each agrees that in the event of any breach or threatened breach of this Letter Agreement by the Breaching Party, the Aggrieved Party, in addition to any other remedies at law or in equity it may have, shall be entitled to equitable relief, including injunctive relief and specific performance, without the requirement of posting a bond or other security.

7. This Letter Agreement is confidential and shall not be disclosed by any party to any person other than its Representatives, in each case on a confidential basis, except to the extent required by law or regulation following consultation with the other party. Without limiting the foregoing, the parties hereto agree and acknowledge that the terms of this Letter Agreement and the existence of this Letter Agreement constitute Evaluation Material, as defined in, and which is subject to the terms of, the Mutual Confidentiality/Non-Disclosure Agreement dated as of August 10, 2015 between the Company and the Purchaser.

8. This Letter Agreement may be executed in counterparts (including via facsimile), each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

[SIGNATURE PAGE FOLLOWS]

If the terms of this Letter Agreement are in accordance with the Company’s understandings with Purchaser please sign and return the enclosed duplicate of this Letter Agreement, whereupon this Letter Agreement shall constitute a binding agreement between us.

Very truly yours,

OPEN TEXT CORPORATION

By:	/s/ Gordon Davies
Name:	Gordon Davies
Title:	Chief Legal Officer and Corporate Secretary

Accepted and agreed to as of

the date first above written:

DAEGIS INC.

By:	/s/ Timothy P. Bacci

Name:	Timothy P. Bacci

Title:	President & CEO

3